Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PROG Holdings, Inc. The tender offer (as defined below) is made solely by the Offer to Purchase, dated November 4, 2021, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction, provided that the Company (as defined below) will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. If the Company becomes aware of any such jurisdiction where the making of the tender offer or the acceptance of shares pursuant to the tender offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the tender offer will not be made to the holders of shares in such jurisdiction. In any jurisdictions where the securities, blue sky or other laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

PROG Holdings, Inc.

of

Up to $425,000,000 in Value of its Common Stock

At a Purchase Price Not Less Than $44.00 Per Share and Not More Than $50.00 Per Share

PROG Holdings, Inc., a Georgia corporation (the “Company,” “we,” “us,” or “our”), hereby offers to purchase for cash up to $425,000,000 in value of shares of its issued and outstanding common stock, par value $0.50 per share (the “shares”), at a price which will not be less than $44.00 per share and not more than $50.00 per share (the price as determined as provided herein, the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Letter of Transmittal and the other materials filed as exhibits to the Issuer Tender Offer Statement on Schedule TO-I (collectively, as they may be amended or supplemented from time to time, the “tender offer materials”). The terms and conditions set forth in the tender offer materials collectively constitute the “tender offer.”

THE TENDER OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 3, 2021, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The tender offer is not conditioned upon the receipt of any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase, including the consummation by the Company of a new debt financing prior to the Expiration Date on terms reasonably satisfactory to the Company and resulting in gross proceeds to the Company of at least $400,000,000.

Upon the terms and subject to the conditions of the tender offer, including the provisions relating to “odd lot” priority, proration and conditional tenders described in the Offer to Purchase, the Company will determine a single per-share price that the Company will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price (in increments of $0.50), which will not be less than $44.00 per share and not more than $50.00 per share, that will allow it to purchase that number of shares having an aggregate purchase price of $425,000,000, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $425,000,000 are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn prior to the Expiration Date. If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price in excess of $425,000,000, measured at the maximum price at which such shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase shares in the following priority:

•

first, from all holders of “odd lots” (holders of fewer than 100 shares) who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date;

•

second, on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional shares) from all other shareholders who properly tender shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•

third, if necessary to permit the Company to purchase shares having an aggregate purchase price of $425,000,000 (or such greater amount as the Company may elect to purchase, subject to applicable law), from shareholders who have tendered shares at or below the Purchase Price subject to the condition that a specified minimum number of the shareholder’s shares be purchased if any of the shareholder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares and not properly withdrawn them prior to the Expiration Date.

If shares having an aggregate purchase price of more than $425,000,000 are properly tendered in the tender offer and not properly withdrawn, the Company reserves the right to accept for purchase at the Purchase Price up to an additional 2% of our outstanding common stock without amending or extending the offer. All shares tendered and not purchased will be returned to shareholders at the Company’s expense promptly after the Expiration Date. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares of our common stock subject to applicable legal and regulatory requirements.

Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, if the Purchase Price per share is $44.00, the Company would purchase 9,659,090 shares and if the Purchase Price per share is $50.00 the Company would purchase 8,500,000 shares, representing approximately 14.8% and 13.0%, respectively, of its outstanding shares as of November 1, 2021. The actual number of shares outstanding immediately following completion of the tender offer will depend on the number of shares tendered and purchased in the tender offer as well as the Purchase Price for such shares. The shares are listed and traded on the New York Stock Exchange under the trading symbol “PRG.” Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what price or prices to tender their shares.

The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering shareholder to withdraw such shareholder’s shares.

Shareholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the tender offer is oversubscribed. The proration period will expire at the Expiration Date.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 midnight, New York City time, at the end of the day on January 4, 2022. To be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

The Company’s Board of Directors has determined that it is in the best interests of the Company to repurchase shares of its common stock and that the tender offer is consistent with its capital allocation strategy, which includes as one of its primary objectives returning capital to its shareholders. In particular, the Company’s Board of Directors believes the “modified Dutch auction” tender offer is a mechanism that will provide all shareholders with the opportunity to tender all or a portion of their shares (subject to “odd lot” priority, proration and conditional tenders). Conversely, the tender offer also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in the Company and its future results.

The Company’s Board of Directors has approved the tender offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Information Agent, the Depositary or any of their respective affiliates makes any recommendation to any shareholder whether to tender or refrain from tendering any or all shares or as to the Purchase Price or Purchase Prices at which shareholders may choose to tender their shares. Shareholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price or prices at which they will tender those shares. None of the Company’s directors or executive officers will tender any of their shares in the tender offer.

The receipt of cash by shareholders for tendered shares purchased by the Company in the tender offer will generally be treated for U.S. federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a distribution. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the tender offer and to consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or the other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the Information Agent.

The Dealer Manager for the Tender Offer is:

[J.P.Morgan logo]

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Toll-Free: 1 (877) 371-5947

The Information Agent for the Tender Offer is:

[Georgeson logo]

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers

Call Toll Free: (800) 868-1390

November 4, 2021